UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                West Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    952355105
                            ------------------------
                                 (CUSIP Number)

                                  Gary L. West
                                West Corporation
                            11808 Miracle Hills Drive
                                 Omaha, NE 68154
                                 (402) 963-1200

                                 with a copy to
                               Andrew D. Soussloff
                             Sullivan & Cromwell LLP
                                125 Broad Street
                               New York, NY 10004
                                 (212) 558-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 30, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 6 Pages)

CUSIP NO. 952355105                                            PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Gary L. West
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          -0-
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH             45,462,363
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER
    WITH             -0-
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                     45,462,363
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          45,462,363
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          65.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON)
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 6 PAGES

CUSIP NO. 952355105                                            PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Mary E. West
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          -0-
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH             45,462,363
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER
    WITH             -0-
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                     45,462,363
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          45,462,363
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          65.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON)
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 3 OF 6 PAGES

Item 1. Security and Issuer.

         This Amendment No. 1 to Schedule 13D relates to the Schedule 13D filed on February 22, 2001 with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of West Corporation, a Delaware corporation (the "Company" or the "Issuer"), by Gary L. West and Mary E. West (together, the "Wests"). The address of the principal executive offices of the Company is 11808 Miracle Hills Drive, Omaha, NE 68154.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

         On August 29, 2005, the Wests exercised their first registration demand right pursuant to the Registration Rights Agreement, dated November 25, 1996, between the Company, the Wests and other stockholders named therein, fully described in, and filed as an exhibit to, the Schedule 13D filed jointly by the Wests and Mr. Troy L. Eaden originally on July 24, 1998, as amended by Amendment No. 1 on August 24, 1998, Amendment No. 2 on May 10, 2000 and a Final Amendment on February 21, 2001.

         Pursuant to this exercise, on August 30, 2005, the Company filed a shelf registration statement (the "Registration Statement") under the Securities Act of 1933 registering up to 13,000,000 shares of Common Stock, consisting of up to 10,000,000 shares of Common Stock being registered for sale by the Wests in an underwritten public offering, and up to approximately 3,000,000 shares of Common Stock being registered in connection with a call option agreement expected to be entered into between the Wests and Goldman, Sachs & Co. or its affiliates ("Goldman Sachs "), under the terms of which the Wests would sell to Goldman Sachs options to purchase from the Wests up to approximately 3,000,000 shares of Common Stock, subject to adjustment. Upon conversion of the convertible notes to be issued by the Company, it is expected that the call option agreement will require Goldman Sachs to exercise the options and acquire from the Wests shares of Common Stock equal to the number of shares underlying the convertible notes. It is also expected that the approximately 3,000,000 shares subject to the options will be pledged by the Wests to secure their obligation to deliver shares under the call option agreement.

         The offerings covered by the Registration Statement would be the first sales by the Wests of shares of Common Stock of the Company. The Wests intend to pursue a marketed and orderly sale of these shares for the purpose of diversifying a portion of their holdings. Upon completion of the underwritten public offering of up to 10,000,000 shares, the Wests would remain the largest stockholders of the Company, owning over 50% of the outstanding shares of the Company. As stated in previous Schedule 13D filings, the Wests will continue to review their investment in the Company and they may in the future decide to purchase (on such terms and at such times as they consider desirable) additional shares of Common Stock of the Company, or dispose of additional shares of Common Stock of the Company (whether now or hereafter held). In reaching any decision with respect to their investment in the Company, the Wests will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other investment opportunities available to the Wests and economic and market conditions.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date hereof, the Wests collectively beneficially own the aggregate number and percentage of outstanding Common Stock as set forth below:

                               PAGE 4 OF 6 PAGES

                               Number of Shares          Percentage(1)
                               ----------------          -------------

        Wests                      45,462,363                 65.6%


         (b) All the shares of Common Stock beneficially owned by the Wests are held by the Wests in joint tenancy with right of survivorship. Voting power of all shares of Common Stock held by the Wests is shared between them.

         (c) No transactions in the Common Stock were effected by the Wests within the 60-day period prior to the date of this filing.

         (d) Not Applicable.

         (e) Not Applicable.


--------

(1) Based on a total of 69,324,156 shares of Common Stock outstanding on August 22, 2005 as reported by the Company in the Registration Statement.


                               PAGE 5 OF 6 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 2005




                                                  /s/ Gary L. West
                                                 -------------------------------
                                                     Gary L. West



                                                  /s/ Mary E. West
                                                 -------------------------------
                                                     Mary E. West